LOOSID

Live Sober. Love Sober.



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NEWS, PODCASTS & PRINTS

We’ve Reached More Than
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LOOSID

Sober Isn't Boring.

Forbes

MARKETS

'Sober App' High On Fighting Addiction

Like many addicts, MJ Gottlieb, a former alcohol and cocaine abuser, remembers the exact day he became sober: March 21, 2012.



Over the shoulder view of a young woman choosing food from the menu on mobile app while lying on the ... [+] GETTY

Now, the co-founder and CEO of LOOSID is giving away his "sober app" for free ahead of his company's first institutional capital raise.

Gottlieb's app, created in 2017, makes it easy to find new friends, date, go to fun events and destinations, and get support from groups in one's community that promote sober living. LOOSID includes a full suite of recovery tools for people to connect and get help at a moment's notice without leaving their homes, a plus during the pandemic.

Forbes
27 Million UVPM

FAST COMPANY

09-28-19 | EXPERIENCE ECONOMY

Sober curious? There's an app—in fact, a whole community—for that

Loosid is a digital sober community that makes dating, travel, and socializing easier for those who refrain from alcohol. And it's not just for those in recovery: health enthusiasts are quickly joining.



BY RINA RAPHAEL 5 MINUTE READ

When serial entrepreneur MJ Gottlieb, 48, was trying to get sober years ago, he completely avoided drinking establishments. That proved no easy feat when there were at least 14 bars in a two-block radius around his home in New York City and so many friends and colleagues relied on the usual social outings.

"There was like nothing else people would come [up with] than 'let's grab a drink' or 'let's tailgate,'" says Gottlieb. "Everything seemed to be centered around alcohol."



[Image: Loosid]

At the time, Gottlieb ran a strategic consulting firm which specialized in small brands. To unwind, he inevitably wound up in one of two places: coffee shops and diners. Those became his entire social scene. But it got old, quick.

"I said to myself: Is this all there is?" recalls Gottlieb.

Fast Company
10.9 Million UVPM

LOOSID

The New York Times

70 Million UVPM

The New York Times

Finding Love Without Alcohol

Going out for drinks has become a dating norm, but what if you're sober?

Give this article 88



SOBER DATING
SOBER FOR LIFE
odaat

Loosid app, a sober social network that started in 2018, offers boozeless guides, chat groups and a sober dating platform.

A few months after connecting on Loosid, Margaret Cromwell, 34, a registered dietitian, and Arthur Amstead, 31, a financial sales consultant, made their relationship Facebook official in May 2019.

Ms. Cromwell and Mr. Amstead, who live together in Wayland, Mass., are both in recovery.

Before getting sober in October 2017, Ms. Cromwell described dating as unstable. She didn't trust men. "There were much more highs and lows," she said.

Mr. Amstead, who gave up alcohol in February 2018, was also displeased with his love life. "When it came to dating, it was more about drinking," he said. "It just wasn't fun anymore."

Now, without booze, Mr. Amstead is focused on building his relationship. "The communication is 100 times better," he said. "We might have little arguments, but we talk through it and figure out what the problem is for both of us and work upon that to create a better life."

LOOSID

The Wall Street Journal

42 Million UVPM

THE WALL STREET JOURNAL.

English Edition ▾ Print Edition | Video | Podcasts | Latest Headlines | More ▾

GEAR & GADGETS

Looking for Love Post-Lockdown? Niche Dating Apps Are the Next Big Thing

Designed to pair up pet owners, runners, vegetarians, gamers and even astrology zealots, super-specific dating apps are helping singles find common ground quickly now that we're no longer confined


FIND
YOUR
OULMATE

Loosid co-founder MJ Gottlieb.
PHOTO: GETTY IMAGES (POLAROID)

For the Substance-Free

After six years of sobriety, MJ Gottlieb knew he needed to find a better way to date. "Nine out of 10 times the woman would say, 'Oh, my God, You don't drink? How are we going to have any fun?" he said of prospective partners, explaining that "it is a huge trigger when the person on the other end of the table is slinging drinks."

In 2018, Mr. Gottlieb co-founded Loosid, a free dating and friendship app for those committed to sobriety. "When you're dealing with alcoholism or addiction, it is a life or death situation and we wanted to create a safe place for people to connect and engage in the dating space," he said. Post-lockdown, the free app has seen a roughly 3,500% increase in messages among its 120,000 users. The platform has five different sections including a Tinder-like dating portion where you can accept or reject a potential match by hitting an X or a check; a Facebook-like wall where people post milestones about their sobriety and lives; and a "sober hotline" where users "can very clearly see if somebody needs help and can respond right away," Mr. Gottlieb said. Loosid also offers resources like a directory of over 17,500 addiction treatment centers and tele-help centers, plus a social calendar of booze-free events happening across the country and online.

LOOSID

Forbes

27 Million UVPM

Forbes

SOCIAL MEDIA

Social Media App Loosid Sees An Uptick In Sober Dating Numbers

In the Covid-19 era when reports suggest more Americans subjected to lockdowns are struggling with excessive alcohol consumption, one social media app is welcoming users looking to date in a world of sobriety.

The online dating platform Loosid is a free, “sober” social media networking app. Its functions are dedicated to help users find and match with members who have similar interests — while embracing a lifestyle free of alcohol and illegal drugs.

While Loosid users can seek tea totaler love, the app also encourages friendship connections and online groups highlighting different interests and causes — including pages for booze-free restaurant guides for spots offering mocktails or even resources for those who fear they may have a drinking problem. The service’s statements now list the number of interactions on the app in the hundreds of thousands.



Users of the social media app Loosid choose sober dating options during the time of Covid-19. NURPHOTO VIA GETTY IMAGES

While Loosid users can seek tea totaler love, the app also encourages friendship connections and online groups highlighting different interests and causes — including pages for booze-free restaurant guides for spots offering mocktails or even resources for those who fear they may have a drinking problem. The service’s statements now list the number of interactions on the app in the hundreds of thousands.

LOOSID

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03-10-20

The 10 most innovative social media companies of 2020

Cameo, Community, Loosid, and Revel join Pinterest and MeWe as the social sphere heats up again.



Social
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Fast Company

10.9 Million UVPM

5. LOOSID

For connecting sober people with each other

Founded in 2018, Loosid is a digital sober community that makes dating, travel, and socializing easier for those who refrain from alcohol. When nonalcoholic beverages are worth $7 billion more than just four years ago, and zero- or low-alcohol beer is the fifth-fastest growing beer type, Loosid is tapping into the occasions around these trends. In early 2020, the company launched Boozeless Guides, inside looks at local restaurants and bars across the United States that offer alcohol-free drink options.

LOOSID

The New York Times
70 Million UVPM

The New York Times

'Vodka in Your Coffee Cup': When Pandemic Drinking Goes Too Far

Some women are seeking to regain control over their alcohol habits after months of laissez-faire consumption.

Loosid, a sober social and dating network, saw more than a 3,000 percent increase in messages and posts this year, rising from about 500 in February to over 16,000 in November. Its hotline has been just as active. In February, the hotline received 84 messages. Last month, it received 3,205.

Popsugar
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≡ POPSUGAR. LOVE

Popsugar › Love › Happy Hour › This Sober Dating App Lets You Do More Than Just Grab Drinks

Sick of Bar Dates? This Sober Dating App Is Changing the Game

Luckily for me and many others who are feeling a little sick of bar dates, there's a new app hoping to change the dating game. Loosid, a sober dating app that launched in November 2018, is hoping to help people living sober find love. When speaking to PR Newswire, MJ Gottlieb, Ccfounder and CEO of Loosid, said: "As someone who has been sober since 2012, I know firsthand how daunting and overwhelming staying sober can be when drugs and alcohol was all you knew. When I first entered sobriety, I thought that was the end of fun, so I invariably went back to using drugs and alcohol. Loosid was created to show the millions of people in recovery or seeking a sober life that not only is it not the end of fun, it is just beginning."

Loosid is not just a dating app – it also aims to provide a community for people choosing to be sober due to health and wellness reasons, as well as people recovering from addiction. In fact, you don't have to use the dating function of the app at all if you don't want to. When you set up your profile, the app asks you what you're hoping to find while using Loosid. Are you someone recovering from addiction who hopes to meet like-minded people? Someone curious about sobriety who wants to learn more? Or someone sober due to other reasons and wants to join a sober community? If you fit into one of these categories, you're in the right place. Loosid also offers various hotlines for support, several chat groups to meet people with similar experiences, and many "boozeless guides" to help you during your sobriety journey. And of course, there's a dating profile you can set up (which is just like any other dating profile) – but the app gives you the option to skip that step altogether if love is not what you're looking for.

LOOSID

Thrive Global

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THRIVE CONTRIBUTOR LOG IN

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MJ Gottlieb: "Addiction is a disease"

Addiction is a disease. Just like diabetes or cancer. You can't wish it away. You need to get treated in order to get better. It's not your fault that you are addicted. You are genetically predisposed to a condition that only a spiritual program of rigorous honesty and action can resolve. You are not alone. You [...]



LOOSID

I had the pleasure of interviewing MJ Gottlieb the Co-Founder & CEO of Loosid, a groundbreaking new app that makes it easy to find new friends, dating, fun sober events and destinations, and groups in your community that promote sober living. MJ has been sober since March 2012, but began his first attempt at sobriety in the late 1990's. He invariably found his way back into addiction for one main reason… to him, sobriety simply wasn't fun.

In 2017, MJ began developing the Loosid app to offer millions of people in the sober community access to fun experiences and a place to connect and find support. He also wanted to create a full suite of recovery tools for people to connect and get help at a moment's notice. He knew the stigma so many have reaching out to people and knew that the best way to provide that connection was through the one thing that people are never without—their phones!

In addition to starting Loosid, MJ also owned and operated six businesses over the last 23 years. Clients have included: Fubu, Phat Farm, Samsung America and lists of others in the sports, clothing, media and entertainment industries. He is also the author of How to Ruin a Business Without Really Trying, a book written for the aspiring entrepreneurs of our next generation on the most important things NOT to do when starting and running a business for the first time. The foreword to the book was written by Shark Tank's, Daymond John.

LOOSID

Today online

23.9 Million UVPM

“Alcohol really does have a monopoly on how we socialize and how we have some of these really valuable times of being loose and being free… but, a lot of times it also gets in the way of what we're trying to do… apps like Loosid organize sober events, [and] even dating with fellow non-drinkers.”



A WOMANS WAY THROUGH THE TWELVE STEPS
LOOSID
Live Sober. Love Sober.
THE BODY REMEMBERS WHAT THE MIND FORGETS
SOBER CONVERSATIONS
LOOSID
Live Sober. Love Sober.
LOWERING THE BAR
INSIDE NEW "SOBER CURIOUS" TREND
TODAY



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NBC NEWS



LOOSID
LOWERING THE BAR
INSIDE NEW "SOBER CURIOUS" TREND
TODAY

LOOSID

CheddarTV

"[It's] not just for people in recovery. I think a lot of people don't understand that there are upwards of seventy to eighty million people who are practicing sober lifestyles and who happen not to be in recovery."

cheddar


MJ GOTTLIEB
CO-FOUNDER & CEO, LOOSID
cheddar


GOOD DAY DC
FOX 5
#GoodDayDC
APP FOR SOBER LIVING
COMING UP

Good Day D.C.

FOX News

"Being single and looking can be tough enough — it can be even more difficult when alcohol is taken out of the picture.In a world where happy hours and dancing revolve around alcohol, meeting like-minded people can be a challenge for people who are in recovery, or don't want to drink."

FOX 5 GOOD DAY DC

LOOSID

Fox5 News NY

“You all have this same common bond. That’s something that’s so important… The sober space and the wellness space are so interconnected.”


FOX 5 · WNYW
#FOX5NY
FOX5
6:13 57°
LET'S GET LOOSID
WNYW


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News21 New Jersey

“For many Americans, dating and socializing are synonymous with consuming alcohol. For those in alcohol abuse recovery or simplify those who choose not to drink, it can be difficult to have an active social life. ‘In order to have fun, they don’t have to have a drink in their hand,’ says the app’s co-founder and CEO MJ Gottlieb. Loosid provides its users with dating and nightlife options as well as travel and wellness events for those who wish to remain sober.”

LOOSID

Fast Company

11.8 Million UVPM

“Loosid is not meant to silo off the sober, but rather to give them the freedom and comfort to easily abide by a lifestyle that often still feels taboo. This is especially true with dating, stresses Gottlieb, who says many members get negative reactions when they suggest anything but grabbing drinks for a first date.”



Event Detail
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Reuters

49 Million UVPM

“I have had countless friends that have apps, the other apps and then they've unfortunately relapsed for those who are in recovery because of that that social pressure and so they needed that social lubricant so being able to date in a really safe container is very, very important.”

LOOSID

CBS This Morning

Fox 5



MORNING ROUNDS
CBS THIS MORNING
MJ GOTTLIEB
LOOSID CEO



TRANSFORMATION TUESDAY
FOX 5
#GoodDayDC
LOOSID APP
NEW SOBER APP PROMOTES DATING, TRAVEL, EVENTS AND MORE



4 WASHINGTON
LOCAL
WEATHER
CORON...
App Offers Support for Recovering Addicts as Alcohol Sales Skyrocket
CORONAVIRUS PANDEMIC
MJ GOTTLIEB
CEO AND FOUNDER OF LOOSID APP
4:34 57°
@NBCWASHINGTON



news12
NEW JERSEY
WATCH LIVE
NEWS
WEATHER
INVESTIGATIVE
VOTE 2022
Advocates: Self-isolation is especially hard for recovering addicts
Mar 25, 2020, 10:03pm • Updated on Mar 25, 2020
By: News 12 Staff
CORONAVIRUS PANDEMIC
MJ GOTTLIEB
LOOSID CO-FOUNDER



FOX 29 PHILADELPHIA
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MJ TURNED HIS LIFE AROUND & BEGAN CREATING THE LOOSID APP
8:17 46°
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CORONAVIRUS CASES IN US RISE TO HIGHEST LEVEL ON
NATIONAL
Loosid app provides sober education to addicts and people in recovery
MJ Gottlieb, creator of the Loosid app, joins Good Day Philadelphia to discuss how his app provides sober education.



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LOOSID





AM New York

460k+ UVPM

“Sober Groups Help Recovering Addicts Meet Up To ‘Have A Blast In Sobriety’”

“There’s a saying, ‘Those amongst us, no explanation necessary; those not amongst us, no explanation is possible.’”

“"I don’t believe in competition — anyone who is contributing to the sober lifestyle, we just welcome with open arms as long as their intentions are genuine," Gottlieb said. "We want to show that you can have a blast without having to get blasted."

amNEWYORK

LOOSID


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THE ACTRESS AND ENTREPRENEUR TALKS ABOUT GETTING IT ALL DONE—AND MAKING TIME FOR HERSELF
Health HOME AWARD WINNERS 2019
HEALTH.COM

Health Magazine

1.5 Million Circulation

"Socialize in New Ways" (April 2019)

"... a new app, Loosid, can help you find sober events as well as groups in your community that promote sober living."

Cosmopolitan

9.4 Million UVPM

"Five Sober Apps For People Who Don't Want To Drink"

Dating is hard, and finding your potential suitor via a dating app is sometimes even harder... not to mention when you're sober. In fact, 73 percent of daters who are regular boozers prefer going out for drinks on a first date—46 percent because it's easy and less formal, and 27 percent because it's a good way to let your guard down and have a conversation according to Zoosk.

COSMOPOLITAN

LOOSID

Mashable

37 Million UVPM

"Loosid is an app that offers a multitude of resources for the sober community to get social, without the pressure or anxiety to drink or be around around drinking."

Mashable


LOOSID
Mashable
Experience
EVENTS
TRAVEL
MATM
This app provides a multi-platform hub for the sober community


BOLD

BoldTV

300k+ UVPM

"I wanted to create a platform that shows that you can have amazing experiences in sobriety... it was so important to build a community with events and all these amazing experiences that just don't involve drinking or using substances."

BOLD

LOOSID

WTOP

7.2 Million UVPM

"Sober Dating App Offers Alternative in Alcohol-Fueled Singles World"

Being single and looking can be tough enough — it can be even more difficult when alcohol is taken out of the picture. In a world where happy hours and dancing revolve around alcohol, meeting like-minded people can be a challenge for people who are in recovery, or don't want to drink. With the tag line "Live Sober. Love Sober," the Loosid app calls itself a "digital sober community," that lets people meet other nondrinkers.

wtop





askmen BECOME A BETTER MAN

1.3 Million UVPM

"Sober App Makes Alcohol-Free Dating Much Easier"

It's pretty much a dating default to "grab drinks" after work, to the point where some of my friends have designated "Bumble Bars." That go-to can breed awkwardness of you struggle with addiction or just don't mess with booze anymore. Enter Loosid, a supportive app that connect you with not only connects you with other sober-minded singles, but thoughtfully tunes you in to alcohol-free events in the area.

askmen BECOME A BETTER MAN

LOOSID

Elite Daily

26.7 Million UVPM

"5 Tips For Dating When You Don't Drink, Because It Seems As If Everyone Suggests Meeting At Bars"

Thankfully, dating as a non-drinker doesn't have to be boring at all. And just because your partner chooses not to drink doesn't mean you can't enjoy alcohol when they're around. "The fact that I don't drink has nothing to do with the fact that you do," says MJ Gottlieb, creator and CEO of Loosid, a dating app and social platform for the sober community.





Time.com

44 Million UVPM

"Why Alcohol Companies Are Betting on Non-Alcoholic Booze"

Social campaigns are helping the trend snowball... Loosid, an app aiming to be the "sober Facebook" — i.e., a booze-free dating, events and networking platform — has attracted almost 20,000 members since it started accepting users in late February.

LOOSID

TheThings.com

977k+ UVPM

“Sober Dating App Lets People Make Alcohol-Free Love Connections”

The main goal of Loosid lies in its tagline: “Live sober. Love sober.” It’s a lot simpler to love sober when you’re doing yoga on the beach, going for a coordinated group hike, or attending an alcohol-free comedy show. On top of that, already having something in common will hopefully help people avoid the inevitable horrible dates most of us have to suffer through.





Paper Magazine online

1.5 Million UVPM

“Loosid Helps Sober People in an Alcohol-Obsessed Dating Scene”

It's no secret that drinking is a big component of contemporary dating — after all, "drinks" tend to be the de-facto activity a Tinder date will propose for your first meet-up. However, what happens when you're in recovery or sober for another reason? How do you date in a world where everyone seems to be drinking without feeling awkward or like you have to explain yourself (which you, obviously, don't)? Well, that's where a new app called Loosid comes in.

LOOSID

dot complicated by Randi Zuckerberg

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SiriusXM

dot complicated
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“Sober Dating App Lets People Make Alcohol-Free Love Connections”

There’s just huge challenges when people come into sobriety for the first time,” Gottlieb told The Atlanta Journal-Constitution. “So many of my friends that have relapsed are so ashamed of judgment that they don’t ever want to go back to the meetings they went to,” he said. “There’s this safe space that’s created because you’re just on your phone.

AJC
Atlanta. News. Now.

“So many of my friends that have relapsed are so ashamed of judgment that they don’t ever want to go back to the meetings they went to,” he said. “There’s this safe space that’s created because you’re just on your phone.”



Well+Good

1.3 Million UVPM

“The Definitive Guide To The Best Dating Apps For Finding Love And Sex (Or Whatever)”

It’s pretty much a dating default to “grab drinks” after work, to the point where some of my friends have designated “Bumble Bars.” That go-to can breed awkwardness of you struggle with addiction or just don’t mess with booze anymore. Enter Loosid, a supportive app that connect you with not only connects you with other sober-minded singles, but thoughtfully tunes you in to alcohol-free events in the area.

LOOSID

Good Morning America (online)

GMA VIDEO SHOP WELLNESS ••• NEWSLETTER LOG IN

ABC NEWS — April 2, 2020

Recovering addicts say coronavirus creates new challenge to stay sober

M.J. Gottlieb, a recovering alcoholic from New York City, said he celebrated his eighth year of sobriety on March 21, one day before Gov. Andrew Cuomo issued a statewide stay-at-home order in an attempt to blunt the spread of the virus -- which as of Thursday had killed more than 2,300 people in the state, including nearly 1,400 in New York City. In November 2018, Gottlieb, an entrepreneur who has owned and operated several clothing brands, launched Loosid, an app providing a platform of hotlines and online or services to break the stigma that sobriety "means the end of fun."


LOOSID sobriety Help
DON'T GO IT ALONE
LOOSID
Loosid

Loosid app

"I had been trying to get sober for many many years and I would invariably find myself at coffee shops and diners. I said to myself, if this is all there is then I'm going to continue to use, which I did for the next 15 years," Gottlie told ABC News, adding that before the pandemic struck Loosid was introducing people to things like sober travel and restaurants offering sob cocktail or "mocktail" hours.

Since the first week of March, Gottlieb said Loosid has seen a 93.8% increase in monthly active users taking advantage of its online services lik mindful meditation and yoga classes.

"There's about 60,000 people using the platform right now," Gottlieb told ABC News.

He said many people have been using the app's "sober curious" group, where people who suspect they are developing a substance or alcohol abuse problem can find information and seek help. He also said he has se a 620% increase in dating messages sent.

LOOSID

BELLA Magazine

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Real Talk with BELLA

Real Talk With BELLA: MJ Gottlieb, Co-Founder + CEO Of Loosid App

by BELLA Magazine



EPISODE
55
MJ Gottlieb is helping break the stigma of addiction with "Recovery Voices" on the Loosid app - top sober social network in the U.S.
Listen on Apple Podcasts
Listen on Spotify
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The Real Talk with BELLA podcast welcomes **MJ Gottlieb**, co-founder and CEO of **Loosid**, the top sober social network in the U.S. Addiction and sobriety have a stigma attached to them, it's often a topic to be hushed. But people seeking help need to hear other people's stories, to know that they are not alone in this fight. I am excited to share Loosid's latest feature on the platform, "Recovery Voices", a unique offering on the sober educational and social platform where Loosid members can access exclusive interviews of well-known individuals sharing their intimate stories of addiction and their inspiring journeys to recovery and sobriety.

Scary Mommy

MENU

LIFESTYLE

'Haven't You Had Enough Yet?' — We Need To Talk About Addiction



Tara Moore/Getty

by JESSICA GUERRIERI

Updated: November 23, 2020 / Originally Published: November 21, 2020

After an article I wrote entitled "How Dax Shepard's Relapse is Saving my Sobriety" was published on Scary Mommy, I was given the opportunity to interview MJ Gottlieb, CEO and co-founder of *Loosid*, a sober social networking site whose mission is to normalize addiction and end the stigma and shame associated with the disease. Gottlieb shared the staggering statistic that within the first three weeks of COVD, his app saw a 1,900% increase in calls for help. Messages of desperation:"I have the pills lined up on my counter and I'm going to overdose. I can't do this anymore." Individuals who were pleading to be talked off the ledge, seeking help, suffering alone.

Gottlieb believes, "the opposite of addiction is connection" which is why, as a person in recovery himself, he created a network for those affected by addiction. Within the app, users can access helplines, treatment facilities, and sober chat groups, completely free of charge. They also offer "sober curious" groups, a safe space for testing the waters and getting answers to some of the hardest questions we have to ask ourselves. *Loosid* offers a glimpse into another way of life—including guides to sober living, sober dating, even sober vacation destinations. Even though so much of our society centers around wine tastings and happy hours, there is so much out there that doesn't have to involve picking up a drink. Sober life is anything but boring!

GH

Life › Relationships

The Best Dating Apps to Make This One a Year for Love

For Sober People Seeking Love: Loosid

Dating can often seem like a booze-centric endeavor, but not at Loosid. A community of people living the sober lifestyle, the app can help you find like-minded folks, treatment options and support for maintaining your sobriety, and dates with others embracing the alcohol-free life.

FIND A DATE

COURTESY OF LOOSID

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COSMOPOLITAN

5 Dating Apps For People Who Really Just Don't Want to Drink

1.Loosid

Individuals can find and match with members of the sober community who share similar interests and passions. A plus? Once you are matched, Loosid will suggest sober events for you and your new boo to attend that go above and beyond meeting at a bar.

Glam BEAUTY FASHION WELLNESS LIFESTYLE RELATIONSHIPS FEATU

The Dating Apps You Should Be On If You Lead A Sober Lifestyle



Loosid


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Although it finds itself on the list of sober dating apps, Loosid is much more than that. Instead of just being about sober people finding other sober people to date, Loosid is about staying clean as an entire lifestyle (via Healthy Framework). Because of this, making love connections isn't the primary goal. With Loosid, the big draw is getting people who are already living the sober lifestyle together and connecting them on different levels. There are opportunities to chat with other sober people, endless resources to help those in their sobriety and recovery process, and similar sober-related features that aren't just about dating.

Elite DAILY MENU

DATING

12 Dating Apps To Try That'll Make 2020 So Much Better



Loosid

On most dating apps, meeting up for drinks at a bar is a pretty common first date suggestion. Loosid, a dating app for the sober community that also incorporates resources to help users maintain sobriety, doesn't have that problem. A recent study by WhistleOut found that it's been the most popular niche dating app in both New York and California during 2020.

Whether you decided to give up alcohol during quarantine or you've been sober for years, Loosid can help to connect you with others who share the same lifestyle. The best part? Once you've matched with someone, Loosid will suggest local events for you to attend that *don't* involve drinking.

LOOSID

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10 Best Self-Care Apps to Handle Stress and Live a Healthy Life

These self-care apps have been shortlisted on the basis of their popularity, user ratings, and features. Download the one that suits you best.

Last Updated on : **October 28, 2022**



4. **Loosid, one of the best self-esteem apps**

4.7 | 4.5

If you are looking to cut back on drinking or get sober, Loosid is the app you need to download right away! This self-care app will help you find amazing experiences around the world or in your local area, connect with other members, or date other sober singles. Loosid also offers emergency and recovery support for those who need it the most. This one of the best self-care routine apps also enables you to find a repertoire of local restaurants that offer sober-friendly options and mocktails.

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These apps can help you stick to your New Year's resolutions

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Updated December 29, 2021, 5:42 p.m.

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The buzzy app Loosid is billed as "the sober social network," where you can meet folks at sober-friendly events, or even find a sober date. *Free to download*

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Virtual community connections

One app that already has a community-focused approach is Loosid, a free digital platform for the sober community. Loosid highlights sober-friendly events and places while simultaneously providing support through community members and vetted experts. "There are millions of people who are in need of finding a sober life and the only way to reach a need of that scale is through your phone," says co-founder and CEO MJ Gottlieb. The app has grown to include over 81,000 people since its launch in 2018.

There are multiple ways to connect with other people who use the app, through virtual community forums (which are monitored by trained addiction specialists and a sober dating app. The community forums are places people can connect through common interests or goals. There are groups for runners, people who work in the restaurant industry, people looking for help after a relapse, and those specifically for people recovering from opioid use. "We saw a 70 percent increase in the number of messages being sent in the community groups within the first three weeks of COVID-19," Gottlieb says. In addition to the community groups, there is also a hotline, in case someone is in need of urgent help at any time.

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Tech tools supporting sobriety

There are about 2.1 million people, as of 2018, who attend AA meetings around the world, and though many have moved online, it doesn't work for everyone, especially during a time of crisis. "Think about the other 23 hours in the day where someone may be struggling," said MJ Gottlieb, co-founder of an app called Loosid, a social network for sobriety. "What are people supposed to do then?"

Since the COVID-19 outbreak, Gottlieb said, there's been nearly a 110% increase in weekly active users and a nearly 2,000% increase in groups-joined activity. Loosid is free to use and gives people access to immediate hotlines 24/7, along with "a community of nearly 60,000 members," Gottlieb said. "You don't have to be alone. You just need to say those three words: 'I need help.' "

Google, Facebook and Twitter partnered with the nonprofit Center for Safe Internet Pharmacies and launched an online resource hub for people with substance use disorders called Tech Together. The site helps people battling addiction and the associated stigma.

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"It was about creating events, trips, groups… that focuses around creating amazing experiences within the sober community. And it's not just restricted to those in the recovery space… but also anyone who chooses to live a sober life."

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"Being single and looking can be tough enough — it can be even more difficult when alcohol is taken out of the picture. In a world where happy hours and dancing revolve around alcohol, meeting like-minded people can be a challenge for people who are in recovery, or don't want to drink."

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"I wish when I first got sober there was something like this already out," Osbourne said. "You really change a lot: Your social scene, where you go, where you hang out. In the beginning you only want to be around sober people. And you don't even know where to begin because you can't go back to what you were doing before. **To have this instant community and this instant connection to people who think the way that you do, it's really vital."**

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So proud and excited to be a part of the @loosidapp community. Loosid app launched this week in NYC and provides a social community for those of us living a sober lifestyle. THANK YOU Loosid for establishing such an amazing resource! #GetLoosid #LiveSoberLoveSober

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"One of the hardest parts about being newly sober is deciding what to do with your free time... Being bored can be dangerous. Finding people on the app to do things in your area is great — dating, yoga coffee — it's all there."

-Kelly Osbourne

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